UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
 (Amendment No. 4)*

SILICON MOTION TECHNOLOGY CORPORATION

(Name of Issuer)

American Depositary Shares
Each Representing Four (4) Ordinary Shares, Par Value $0.01 Per Share

(Title of Class of Securities)

82706C108
(CUSIP Number)

December 31, 2015
(Date of Event which Requires Filing
of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[ ]	Rule 13d-1(b)
[X]	Rule 13d-1(c)
[ ]	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 82706C108	13G	Page 2 of 8 Pages

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Rubric Capital Management, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 0 (see Item 4)
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 0 (see Item 4)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0 (see Item 4)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0% (see Item 4)
12	TYPE OF REPORTING PERSON* OO
*SEE INSTRUCTION BEFORE FILLING OUT

CUSIP No. 82706C108	13G	Page 3 of 8 Pages

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Cubist Systematic Strategies, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 5,528 (a) (see Item 4)
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 5,528 (a) (see Item 4)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,528 (a) (see Item 4)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) Less than 0.1% (a) (see Item 4)
12	TYPE OF REPORTING PERSON* OO
*SEE INSTRUCTION BEFORE FILLING OUT

CUSIP No. 82706C108	13G	Page 4 of 8 Pages

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Steven A. Cohen
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 5,528 (a) (see Item 4)
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 5,528 (a) (see Item 4)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,528 (a) (see Item 4)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) Less than 0.1% (a) (see Item 4)
12	TYPE OF REPORTING PERSON* IN
*SEE INSTRUCTION BEFORE FILLING OUT

Item 1(a)	Name of Issuer:

Silicon Motion Technology Corporation

Item 1(b)	Address of Issuer's Principal Executive Offices:

8F-1 No.36, Taiyuan St., Jhubei City, Hsinchu County 302, Taiwan

Item 2(a)	Name of Person Filing:

This statement is filed by: (i)  Rubric Capital Management, LLC (“Rubric Capital Management”) with respect to American Depositary Shares (“ADS”), each representing four (4) Ordinary Shares, par value $0.01 per Share (“Ordinary Shares”), of the Issuer held by certain investment funds it manages; (ii) Cubist Systematic Strategies, LLC (“Cubist Systematic Strategies”) with respect to ADS held by certain investment funds it manages; and (iii) Steven A. Cohen with respect to ADS beneficially owned by Rubric Capital Management and Cubist Systematic Strategies.

Rubric Capital Management, Cubist Systematic Strategies and Steven A. Cohen have entered into a Joint Filing Agreement, a copy of which is filed with this Schedule 13G as Exhibit 99.1, pursuant to which they have agreed to file this Schedule 13G jointly in accordance with the provisions of Rule 13d-1(k) of the Act.

Item 2(b)	Address or Principal Business Office:

The address of the principal business office of (i) Rubric Capital Management and Mr. Cohen is 72 Cummings Point Road, Stamford, CT 06902; and (ii) Cubist Systematic Strategies is 330 Madison Avenue, New York, NY 10173.

Item 2(c)	Citizenship:

Rubric Capital Management and Cubist Systematic Strategies are Delaware limited liability companies. Mr. Cohen is a United States citizen.

Item 2(d)	Title of Class of Securities:

American Depositary Shares, each representing four (4) Ordinary Shares, par value $0.01 per share

Item 2(e)	CUSIP Number:

82706C108

Item 3	Not Applicable

Item 4	Ownership:

The percentages used herein are calculated based upon the Ordinary Shares issued and outstanding as of December 31, 2014, as reported on the Issuer's annual report on Form 20-F filed with the Securities and Exchange Commission for the fiscal year ended December 31, 2014.

As of the close of business on December 31, 2015:

1. Rubric Capital Management, LLC
(a) Amount beneficially owned: -0-
(b) Percent of class: 0%
(c)(i) Sole power to vote or direct the vote: -0-
(ii) Shared power to vote or direct the vote: -0-
(iii) Sole power to dispose or direct the disposition: -0-
(iv) Shared power to dispose or direct the disposition: -0-

2. Cubist Systematic Strategies, LLC
(a) Amount beneficially owned: 5,528 (a)
(b) Percent of class: less than 0.1% (a)
(c)(i) Sole power to vote or direct the vote: -0-
(ii) Shared power to vote or direct the vote: 5,528 (a)
(iii) Sole power to dispose or direct the disposition: -0-
(iv) Shared power to dispose or direct the disposition: 5,528 (a)

3. Steven A. Cohen
(a) Amount beneficially owned: 5,528 (a)
(b) Percent of class: less than 0.1% (a)
(c)(i) Sole power to vote or direct the vote: -0-
(ii) Shared power to vote or direct the vote: 5,528 (a)
(iii) Sole power to dispose or direct the disposition: -0-
(iv) Shared power to dispose or direct the disposition: 5,528 (a)

(a)  The Ordinary Shares reported herein are held by certain investment funds as ADS.  Each ADS represents four (4) Ordinary Shares. The percentages are calculated based upon the amount of Ordinary Shares issued and outstanding.

Rubric Capital Management, Cubist Systematic Strategies and Mr. Cohen own directly no ADS nor Ordinary Shares.    Pursuant to an investment management agreement, Rubric Capital Management maintains investment and voting power with respect to the securities held by certain investment funds it manages.    Pursuant to an investment management agreement, Cubist Systematic Strategies maintains investment and voting power with respect to the securities held by certain investment funds it manages.  Mr. Cohen controls each of Rubric Capital Management and Cubist Systematic.   As of December 31, 2015, by reason of the provisions of Rule 13d-3 of the Securities Exchange Act of 1934, as amended, Cubist Systematic Strategies and Mr. Cohen may be deemed to beneficially own 5,528 Ordinary Shares (a) (constituting less than 0.1% of the Ordinary Shares outstanding).  Each of Rubric Capital Management, Cubist Systematic Strategies and Mr. Cohen disclaims beneficial ownership of any of the securities covered by this statement.

Item 5	Ownership of Five Percent or Less of a Class:

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following. ☒

Item 6	Ownership of More than Five Percent on Behalf of Another Person:

Not Applicable

Item 7	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company:

Not Applicable

Item 8	Identification and Classification of Members of the Group:

Not Applicable

Item 9	Notice of Dissolution of Group:

Not Applicable

Item 10	Certification:

By signing below the signatory certifies that, to the best of his knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 16, 2016

RUBRIC CAPITAL MANAGEMENT, LLC

By: /s/ Kevin J. O’Connor
Name:  Kevin J. O’Connor
Title:  Authorized Person

CUBIST SYSTEMATIC STRATEGIES, LLC

By: /s/ Kevin J. O’Connor
Name:  Kevin J. O’Connor
Title:  Authorized Person

 STEVEN A. COHEN

By: /s/ Kevin J. O’Connor
Name:  Kevin J. O’Connor
Title:  Authorized Person